

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

Ryan Siegal
Executive Officer
RS Fund LP
420 E 51st Street, Unit 8d
New York, NY 10022

Re: RS Fund LP
NeuroMetrix, Inc.
Schedule 13D Filed by RS Fund LP
Filed February 26, 2024
File No. 005-80350

Dear Ryan Siegal:

We have reviewed the above-captioned filing, and have the following comments.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D Filed February 26, 2024

General

1. We note the date of the event reported as requiring the filing of the Schedule 13D was February 13, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 13, 2024 event date, the Schedule 13D submitted on February 26, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
2. We note that a Schedule 13G was filed on February 20, 2024, and that the check box was marked on the cover page of this Schedule 13D indicating that the filing person is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g). Given the event date listed for both schedules is February 13, 2024, please advise us which of these three

rules was the basis for the transition from Schedule 13G to Schedule 13D.

3.   We note the disclosure offered in response to Item 3 of Schedule 13D indicates that personal funds were used to make the purchase of equity securities that precipitated the filing of this Schedule 13D. Please advise us, with a view toward revised disclosure, why you, Ryan Siegal, the Executive Officer of RS Fund LP, were not identified as a beneficial owner on a cover page within this filing or a filing made independent of this one. Refer to Rule 13d-3(a) of Regulation 13D-G, which rule provision makes clear that a beneficial owner includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting or investment power over a class of equity security specified in Rule 13d-1(i)(1). To the extent that changes are made to reflect joint beneficial ownership over the securities for which beneficial ownership has been reported in this filing, please be advised that additional changes would need to be made to reflect that RS Fund LP is not the sole beneficial owner of the NeuroMetrix, Inc. common stock reflected in this Schedule 13D.

4.   Please amend Item 4 of the Schedule 13D to include any plans or proposals which relate to or would result in the enumerated items listed in subsections (a)-(j). To the extent no further plans or proposals responsive to subsections (a)-(j) exist, please affirmatively so state. See Instruction A within the Special Instructions for Complying With Schedule 13D at Rule 13d-101 of Regulation 13D-G.

We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at 202-551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions